Pricing Supplement dated November 7, 2005 (To Prospectus dated December 8, 2003 and Prospectus Supplement dated September 20, 2005)	Filed under Rule 424(b)(2) Registration Statement File Nos. 333-110804-02 and 333-110804 CUSIP: 25243EAH6
Diageo Capital plc
Medium-Term Notes — Floating Rate

Principal Amount: U.S.$250,000,000	Initial Interest Rate: 4.41% (3-Month USD LIBOR fixed at 4.31% plus 0.10%)

Agent’s Discount or Commission: 0%	Original Issue Date: November 10, 2005

Net Proceeds to Issuer: U.S.$250,000,000	Stated Maturity Date: November 10, 2008

Calculation Agent: Citibank, N.A.	Calculation Dates:
Interest Rate Basis:

☐ CD Rate ☐ CMT Rate ☐ Commercial Paper Rate	☐ EURIBOR ☐ Federal Funds Rate ☑ LIBOR	☐ ☐ ☐	Prime Rate Treasury Rate Other (see attached)

If LIBOR, Designated LIBOR Page:	☐ LIBOR Reuters, Reuters Page: ______ ☑ 3-Month USD LIBOR Moneyline Telerate on Bloomberg Screen: US0003M CRNCY

If CMT Rate,	Designated CMT Maturity Index: ___
Designated CMT Moneyline Telerate Page: ___

Interest Reset Dates: Each of February 10, May 10, August 10 and November 10, commencing February 10, 2006.
Interest Reset Period: Quarterly (3-month)
Interest Payment Dates: Each of February 10, May 10, August 10 and November 10, commencing February 10, 2006.
Index Maturity: 3 months
Index Currency: U.S. dollars
Spread (+/-): + 0.10%
Spread Multiplier: None
Maximum Interest Rate: None
Minimum Interest Rate: None
Interest Determination Dates: Each of February 8, May 8, August 8 and November 8, commencing February 8, 2006.
Redemption:
☑	The Notes cannot be redeemed prior to the Stated Maturity Date.
☐	The Notes may be redeemed prior to Stated Maturity Date.
Redemption Commencement Date:
Initial Redemption Percentage: %
Annual Redemption Percentage Reduction: % until Redemption Percentage is 100% of the Principal Amount.
Repayment:
☑	The Notes cannot be repaid prior to the Stated Maturity Date.
☐	The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
Optional Repayment Date(s):
Repayment Price: %
Currency:
Specified Currency: U.S. dollars Exchange Rate Agent: Citibank, N.A.
Minimum Denominations: U.S.$1,000
Original Issue Discount: ☐ Yes ☑ No
Total Amount of OID: Yield to Maturity:
Initial Accrual Period:
Form:	☑ Book-Entry ☐ Certificated

Agent:	☑ Morgan Stanley & Co. Incorporated
☐ Other
Agent acting in the capacity as indicated below:
☐ Agent ☑ Principal
If as principal:
☑	The Notes are being offered at varying prices related to prevailing market prices at the time of resale.
☐	The Notes are being offered at a fixed initial public offering price of 100% of principal amount.
If as Agent:
The Notes are being offered at a fixed initial public offering price of % of principal amount.
Trustee: Citibank, N.A.
Other Provisions:
1.	Terms not defined above have the meanings given to such terms in the Prospectus Supplement, dated September 20, 2005.

2.	Application will be made to list the notes on The New York Stock Exchange.

USE OF PROCEEDS
CAPITALIZATION

USE OF PROCEEDS
     The net proceeds from the sale of the notes will be $250,000,000. We will use the proceeds primarily for general corporate purposes, including working capital and the repayment of outstanding commercial paper. The commercial paper being repaid has an average interest rate of 4.12% and the proceeds from such commercial paper were used for general corporate purposes.
CAPITALIZATION
     The following table sets forth, on a UK GAAP basis as applied in Diageo’s Form 20-F for the year ended June 30, 2005, the actual capitalization of Diageo as at June 30, 2005 and as adjusted to give effect to the issuance of the notes. Other than the changes noted below and those to reflect the issuance of the notes and the application of the proceeds from the notes, there has been no material change in the capitalization and indebtedness of Diageo since June 30, 2005.

	June 30, 2005	Adjusted for offering
	£ million	£ million
Short term borrowings (including current portion of long term borrowings)	869	726

Long term borrowings
Due from one to five years	2,718	2,861
Due after five years	959	959

	3,677	3,820

Equity minority interests	193	193

Shareholders’ equity
Called up share capital	883	883
Share premium account	1,337	1,337
Own shares held reserve	(987)	(987)
Revaluation reserve	111	111
Capital redemption reserve	3,060	3,060
Profit and loss account	(763)	(763)

	3,641	3,641

Total capitalization	7,511	7,654

Notes
1. At June 30, 2005, the group had cash at bank and liquid resources of £817 million and interest rate and foreign currency swaps of £32 million.
2. At June 30, 2005, £46 million of the group’s net borrowings due within one year and £54 million of the group’s net borrowings due after more than one year were secured.
3. At June 30, 2005, there were potential issues of approximately 4 million new ordinary shares outstanding under Diageo’s employee share option schemes.
4. At June 30, 2005, the total authorised share capital of Diageo consisted of 5,329 million ordinary shares of 28 101/108 pence each. At such date, 3,050 million ordinary shares were issued and fully paid including shares purchased and held by the group as treasury shares and including shares issued and held in employee share trusts.
5. Since June 30, 2005, the group has repurchased 49.1 million of its own shares, which are being held as treasury shares, at a cost of £401.2 million. On October 28, 2005, Diageo Finance B.V. issued its 5.30% Guaranteed Notes due 2015 in an aggregate principal amount of U.S. $750,000,000 and used the proceeds of this issuance to make repayments of commercial paper. Other than these transactions, there has been no material change in the capitalization of the group since June 30, 2005.
6. On July 13, 2005, Burger King refinanced its external borrowings on a stand-alone basis, releasing Diageo of its obligations under the guarantee relating to that debt. In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£112 million) until November 2009. Excluding the guarantee in relation to Burger King, but net of the amount provided in the financial statements at June 30, 2005, the group has given performance guarantees and indemnities to third parties of £170 million at June 30, 2005. Subsequent to June 30, 2005, except for the change relating to Burger King, there has been no material change in the group’s performance guarantees and indemnities.
7. The adjustments to reflect the offering have been converted to pounds sterling at a rate of £1 = $1.75.